Page 1 of 9 Pages



                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                         SCHEDULE 13G

          Under the Securities Exchange Act of 1934
               (Amendment No.____________)


                  PENFIELD PARTNERS, L.P.
___________________________________________________________
                    (Name of Issuer)

              Units of Limited Partnership
___________________________________________________________
              (Title of Class Securities)

                         N/A
          ____________________________________
                    (CUSIP Number)


Check the following box if a fee is being paid with this statement IXI. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  N/A                13G            Page 2 of 9 Pages

________________________________________________________________

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Pine Creek Advisers, L.P.
   F13-3749534
________________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)I I
                                                    (b)IXI
________________________________________________________________

3. SEC USE ONLY
________________________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
________________________________________________________________

NUMBER OF      5. SOLE VOTING POWER         58.9285
SHARES         _________________________________________________
BENEFICIALLY
OWNED BY       6. SHARED VOTING POWER       None
EACH           _________________________________________________
REPORTING
PERSON         7. SOLE DISPOSITIVE POWER    58.9285
WITH           _________________________________________________

               8. SHARED DISPOSITIVE POWER  None
________________________________________________________________

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   58.9285
________________________________________________________________

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES *
________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    6.6%
________________________________________________________________

12.  TYPE OF REPORTING PERSON*    IA
_________________________________________________________________

CUSIP NO. N/A                 13G            Page 3 of 9 Pages
________________________________________________________________

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   William D. Witter, Inc.
   13-2879276
________________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) I I
                                                     (b) IXI
________________________________________________________________

3. SEC USE ONLY
________________________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
________________________________________________________________

NUMBER OF      5. SOLE VOTING POWER         67.67384
SHARES         _________________________________________________
BENEFICIALLY
OWNED BY       6. SHARED VOTING POWER       None
EACH           _________________________________________________
REPORTING
PERSON         7. SOLE DISPOSITIVE POWER    67.67384
WITH           _________________________________________________

               8. SHARED DISPOSITIVE POWER  None
________________________________________________________________

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   67.67384
________________________________________________________________

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES *
________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    7.6%
________________________________________________________________

12. TYPE OF REPORTING PERSON*  IA
________________________________________________________________

CUSIP NO. N/A                 13G            Page 4 of 9 Pages
________________________________________________________________

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   William D. Witter
   ###-##-####
________________________________________________________________

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) I I
                                                     (b) IxI
________________________________________________________________

3. SEC USE ONLY
________________________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
________________________________________________________________

NUMBER OF      5. SOLE VOTING POWER         67.80394
SHARES         _________________________________________________
BENEFICIALLY
OWNED BY       6. SHARED VOTING POWER       None
EACH           _________________________________________________
REPORTING
PERSON         7. SOLE DISPOSITIVE POWER    67.80394
WITH           _________________________________________________

               8. SHARED DISPOSITIVE POWER  None
________________________________________________________________

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   67.80394
________________________________________________________________

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    7.6%
________________________________________________________________

12. TYPE OF REPORTING PERSON*   IN
________________________________________________________________

                                        Page 5 of 9 Pages

Item 1.

(a)  Name of Issuer:  Penfield Partners, L.P.

(b)  Address of Issuer's Principal Executive Offices:
     153 East 53rd Street, Suite 5100, New York, N.Y. 10022

Item 2.

(a)-(c) Name of Person Filing; Address of Principal Business Office; and Place of Organization:
        This statement is filed on behalf of (i) Pine Creek Advisers Limited Partnership, a Delaware Limited Partnership ("Pine Creek"), (ii) William D. Witter, Inc., a New York corporation and a registered investment adviser (Witter, Inc.), (iii) William D. Witter. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."
        The principal office and business address of the Reporting Persons is 153 East 53rd Street, Suite 5100, New York, N.Y. 10022. Pine Creek is a general partner of and investment adviser to Penfield Partners, L.P. Pine Creek is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The principal business of Pine Creek is to act as a general partner of and investment adviser to Penfield Partners, L.P. (the "Fund"). Witter, Inc. is the sole general partner of Pine Creek. William D. Witter the
        President of Witter, Inc. and is also an associated person of Pine Creek and is principally responsible for the selection, acquisition and disposition of the portfolio securities by William D. Witter on behalf of Pine Creek and the Fund.

2 (b)   Title of Class of Securities:  See cover sheets.

2 (c)   Cusip Number: See cover sheets.

Item 3. This Schedule is being filed pursuant to Rule 13d-1(b):

(a) ( ) Broker or Dealer registered under section 15 of the Act

(b) ( ) Bank as defined in section 3(a) (6) of the Act

(c) ( ) Insurance Company as defined in section 3(a) (19) of the Act

(d) ( ) Investment Company registered under section 8 of the
        Investment Company Act

                                             Page 6 of 9 Pages

(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
        Security Act of 1974 or Endowment Fund

(g) (x) Parent Holding Company, in accordance with $240.13d-1
        (b) (ii) (G)

(h) ( ) Group, in accordance with $240.13d-1 (b) (1) (ii) (H)

See Exhibit A attached hereto.

Item 4. Ownership:

   (a) Amount Beneficially Owned: 58.9285 Units are beneficially owned by Pine Creek, Witter, Inc. and William D. Witter. Witter, Inc. also owns 8.74534
        Units directly for total beneficial ownership of
        67.67384. William D. Witter also owns .13010 Units directly for a total beneficial ownership of
        67.80399 Units.

   (b) Percent of Class: 6.6 percent of the Units are beneficially owned by Pine Creek. 7.6 percent of the Units are beneficially owned by Witter Inc.
        and Mr. Witter.

   (c) Number of shares as to Which Such Person Has Rights to Vote and/or Dispose of Securities: Pine Creek, Witter Inc. and William D. Witter have the sole power to vote or to direct the vote and to dispose or to direct the disposition of all units beneficially owned by each respectively.

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following____.

Item 6. Ownership of More than Five Percent on Behalf of Another
        Person: Pine Creek, Witter Inc. and William D. Witter has the right to receive any dividends from or proceeds from the sale of, such Units owned directly by each respectively.

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security being Reported on By the
        Parent Holding Company:  See Exhibit A attached hereto.

Item 8. Identification and Classification of Members of the
        Group:  Not applicable


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                                             Page 7 of 9 Pages



Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10. Certification:
         Each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                        Page 8 of 9 Pages




                         SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: September 25, 1996


                              PINE CREEK ADVISERS, L.P.
                              By: William D. Witter, Inc.

                                  /s/ William D. Witter
                              By:_______________________
                                 William D. Witter
                                 President


                              WILLIAM D. WITTER, INC.

                                  /s/ William D. Witter
                              By:_______________________
                                 William D. Witter
                                 President


                                 /s/ William D. Witter
                                ________________________
                                William D. Witter

                                        Page 9 of 9 Pages



                         EXHIBIT A

     This Exhibit explains the relationship between the Reporting Persons. William D. Witter is the principal owner and President of William D. Witter, Inc. Witter, Inc. is the sole general partner of Pine Creek Advisers, L.P., a registered investment adviser under the Investment Advisers Act of 1940, as amended. Pine Creek is a general partner of and investment adviser to the Fund.